Designated Filer: Warburg Pincus Private Equity VIII, L.P.
Issuer and Ticker Symbol: Allos Therapeutics, Inc. [ALTH]
Date of Event Requiring Statement:  September 5, 2012

Explanation of Responses

(1)
Represents the disposition of Common Stock (“Common Stock”), par value $0.001, of Allos Therapeutics, Inc. (the “Company”) pursuant to the tender offer contemplated by that certain Agreement and Plan of Merger (the “Merger Agreement”), dated as of April 4, 2012, by and among the Company, Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Parent”) and Sapphire Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”) in accordance with that certain Tender and Support Agreement, dated as of April 4, 2012, by and among Warburg Pincus Private Equity VIII, L.P. (“WP VIII”), Parent and Merger Sub.  Pursuant to the Merger Agreement, Merger Sub commenced a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock of the Company in exchange for, with respect to each share of Common Stock, (i) an amount in cash equal to $1.82 and (ii) one contingent value right, which shall represent the right to receive an additional cash payment of $0.11 upon the achievement of certain milestones.  The Offer expired at 5:00 pm, New York City time, on September 4, 2012 and the merger became effective on September 5, 2012, and Merger Sub accepted for payment all shares of Common Stock validly tendered and not properly withdrawn in the Offer, including the 26,124,430 shares of Common Stock held by WP VIII, in accordance with the Offer.

(2)
This Form 4 is filed on behalf of WP VIII, a Delaware limited partnership (together, with its two affiliated partnerships, Warburg Pincus Netherlands Private Equity VIII C.V. I, a company originated under the laws of the Netherlands, and WP-WPVIII Investors, L.P., a Delaware limited partnership, the “WP VIII Funds”), Warburg Pincus Partners LLC, a New York limited liability company (“WP Partners”), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”) and Messrs. Charles R. Kaye and Joseph P. Landy.  WP Partners is the general partner of WP VIII.  WP is the managing member of WP Partners.  WP LLC is the manager of the WP VIII Funds.  Charles R. Kaye and Joseph P. Landy are the Managing General Partners of WP and the Managing Members and Co-Presidents of WP LLC and may be deemed to control the WP VIII Funds, WP Partners, WP and WP LLC.  The WP VIII Funds, WP Partners, WP and WP LLC and Messrs. Kaye and Landy are hereinafter referred to as the “Warburg Pincus Reporting Persons”.

 By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of WP Partners, WP and WP LLC and Messrs. Kaye and Landy may be deemed to be the beneficial owners of any securities that may be deemed to be beneficially owned by the WP VIII Funds.  Each of the Warburg Pincus Reporting Persons disclaims beneficial ownership of all such securities, except to the extent it or he has a pecuniary interest in such securities.  This Form 4 shall not be deemed an admission that any Warburg Pincus Reporting Person or any other person referred to herein is a beneficial owner of any securities for purposes of Section 16 of the Exchange Act or for any other purpose or that any Warburg Pincus Reporting Person or other person has an obligation to file this Form 4, except, in each case, to the extent it or he has a pecuniary interest in such securities for purposes of Section 16 of the Exchange Act.

Each of the WP VIII Funds, WP Partners and WP are directors-by-deputization solely for purposes of Section 16 of the Exchange Act.

Information with respect to each of the Warburg Pincus Reporting Persons is given solely by such Warburg Pincus Reporting Person, and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by another Warburg Pincus Reporting Person.